
07007263


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C. 152 SECTION

[UNITED S]TATES
[SECURITIES AND EXCHA]NGE COMMISSION
[WASHINGTON, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Argent Capital Advisors, LLC a/k/a Atlantic American Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 318-9444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DaszkalBolton LLP
(Name – *if individual, state last, first, middle name*)

2401 NW Boca Raton Blvd. (Address) Boca Raton, (City) FL (State) 3343[1] (Zip Code)

PROCESSED
APR 30 2008
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argent Capital Advisors, LLC a/k/a Atlantic American Capital Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public



LILLIAN DENTON
Notary Public - State of Florida
My Commission Expires Oct 4, 2008
Commission # DD 607384
NOTARY PUBLIC
STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [ ] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- [ ] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGENT CAPITAL ADVISORS, LLC
A/K/A ATLANTIC AMERICAN CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Current assets:		
Cash	$	59,030
Accounts receivable, net of allowance for doubtful accounts of $4,247		8,689
Other current assets		193
Total current assets		67,912
Property and equipment, net		49,251
Other assets:		
Goodwill		2,948,058
Total assets	$	3,065,221

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	19,390
Accrued expenses		30,460
Total current liabilities		49,850
Total liabilities		49,850
Member's equity	$	3,015,371
Total liabilities and member's equity	$	3,065,221

END

See the accompanying notes to the financial statements.